Exhibit 21.1

PositiveID Corporation

List of Subsidiaries

Country or
State of
Incorporation
Company Name	or Formation
Steel Vault Security, LLC	Florida
MicroFluidic Systems	California
VeriGreen Energy Corporation	Florida
Steel Vault Corporation	Delaware
IFTH NY Sub, Inc. (Formerly Information Technology Services, Inc. (D/B/A InfoTech))	New York
IFTH NJ Sub, Inc. (Formerly InfoTech USA, Inc. (D/B/A InfoTech))	New Jersey